Exhibit 99.2

World Color Press Inc.

(Formerly Quebecor World Inc.)

CONSOLIDATED FINANCIAL STATEMENTS

FIRST QUARTER ENDED MARCH 31, 2010

CONSOLIDATED STATEMENTS OF LOSS

Three-month periods ended March 31,

(In millions of US dollars, except per share amounts)

(Unaudited)

		Successor	Predecessor
	Note	2010	2009

Operating revenues		$692	$752

Operating expenses:
Cost of sales	8	585	693
Selling, general and administrative		73	73
Impairment of assets, restructuring and other charges	4	45	16
		703	782

Operating loss		(11)	(30)

Financial expenses	5	2	88
Effective interest on preferred shares classified as liability		9	1
Reorganization items	1	—	17

Loss before income taxes		(22)	(136)

Income taxes	6	7	(10)

Net loss		$(29)	$(126)

Net income allocated to holders of preferred shares		—	4

Net loss allocated to holders of equity shares		$(29)	$(130)

Loss per share:
Basic and diluted	7	$(0.40)	$(0.64)

Weighted-average number of equity shares outstanding (in thousands) :
Basic and diluted	7	73,285	202,679

See accompanying Notes to unaudited Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

Three-month periods ended March 31,

(In millions of US dollars)

(Unaudited)

		Successor	Predecessor
	Note	2010	2009

Net loss		$(29)	$(126)

Other comprehensive loss, net of income tax:	16

Unrealized gain on foreign currency translation adjustment		1	24
Reclassification of realized net gain on derivative financial instruments to the statements of loss		—	(1)

Comprehensive loss		$(28)	$(103)

See accompanying Notes to unaudited Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF RETAINED EARNINGS (DEFICIT)

Three-month periods ended March 31,

(In millions of US dollars)

(Unaudited)

	Successor	Predecessor
	2010	2009

Retained earnings (deficit), beginning of period	$21	$(3,490)

Net loss	(29)	(126)

Deficit, end of period	$(8)	$(3,616)

See accompanying Notes to unaudited Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Three-month periods ended March 31,

(In millions of US dollars)

(Unaudited)

		Successor	Predecessor
	Note	2010	2009

Cash flows from operating activities:
Net loss		$(29)	$(126)
Adjustments for:
Reorganization items		—	4
Depreciation of property, plant and equipment	9	33	45
Accelerated depreciation related to restructured facilities	4, 9	4	1
Impairment of assets and non-cash portion of restructuring and other charges	4	2	—
Future income taxes	6	4	(14)
Amortization of other assets		1	5
Amortization of customer relationships	10	11	—
Amortization of financing costs	5	6	—
Effective interest on preferred shares classified as liability		9	—
Unrealized gains on credit facility call option	17	(19)	—
Unrealized foreign exchange loss on long term debt		—	15
Other		7	(1)
Net changes in non-cash balances related to operations:
Accounts receivable		112	176
Inventories		8	30
Trade payables and accrued liabilities		(47)	(85)
Trade payables and accrued liabilities subject to compromise		—	53
Other current assets and liabilities		15	(3)
Other non-current assets and liabilities		(2)	(5)
Total net changes in non-cash balances related to operations		86	166
Cash flows provided by operating activities		115	95

Cash flows from financing activities:
Net change in bank indebtedness		2	—
Repayments of long-term debt		(7)	(4)
Net borrowings under revolving bank facility		—	1
Net borrowings under revolving DIP Facility		—	10
Dividends on preferred shares classified as liability		(5)	—
Cash flows provided by (used in) financing activities		(10)	7

Cash flows from investing activities:
Additions to property, plant and equipment		(18)	(21)
Net proceeds from disposal of assets		1	1
Restricted cash		(5)	5
Cash flows used in investing activities		(22)	(15)

Effect of foreign currency		—	4

Net changes in cash and cash equivalents		83	91
Cash and cash equivalents, beginning of period		36	209
Cash and cash equivalents, end of period		$119	$300

Supplemental cash flow information:
Interest payment		$12	$10
Income tax paid (net of refund)		2	2

See accompanying Notes to unaudited Consolidated Financial Statements.

CONSOLIDATED BALANCE SHEETS

(In millions of US dollars)

		Successor
	Note	March 31, 2010	December 31, 2009
		(Unaudited)	(Audited)

Assets

Current assets:
Cash and cash equivalents		$119	$36
Accounts receivable	17	450	562
Inventories	8	169	176
Income taxes receivable		15	16
Future income taxes		18	19
Prepaid expenses and deposits		20	32
Total current assets		791	841

Property, plant and equipment (net of accumulated depreciation of $99 million ($62 million in 2009))	9	1 092	1 113
Intangible assets (net of accumulated amortization of $28 million ($17 million in 2009))	10	362	372
Restricted cash		68	63
Future income taxes		16	18
Other assets		90	75

Total assets		$2 419	$2 482

Liabilities and Shareholders’ equity

Current liabilities:
Bank indebtedness		$4	$2
Trade payables		90	116
Accrued liabilities	11	259	280
Amounts owing in satisfaction of bankruptcy claims	1	45	45
Income and other taxes payable		21	19
Current portion of long-term debt	12	17	20
Total current liabilities		436	482

Long-term debt	12	441	440
Unsecured notes to be issued	1	47	46
Other liabilities	13	513	515
Future income taxes		194	192
Preferred shares	14	107	98

Shareholders’ equity:
Capital stock	14	628	628
Contributed surplus	14	54	54
Retained earnings (deficit)		(8)	21
Accumulated other comprehensive income	16	7	6
		681	709

Total liabilities and shareholders’ equity		$2 419	$2 482

See accompanying Notes to unaudited Consolidated Financial Statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Three months ended March 31, 2010 and 2009

(Amounts are expressed in millions of US dollars, except per share amounts)

(Unaudited)

1.                          Creditor Protection and the Plan of Reorganization

Background and Overview

On January 21, 2008 (the “Filing Date”), Quebecor World Inc. (“QWI” or the “Predecessor”) obtained an order from the Quebec Superior Court granting creditor protection under the Companies’ Creditors Arrangement Act (the “CCAA”) for itself and for 53 U.S. subsidiaries (the “U.S. Subsidiaries” and, collectively with QWI, the “Applicants”). On the same date, the U.S. Subsidiaries filed a petition under Chapter 11 of the U.S. Bankruptcy Code in the Bankruptcy Court for the Southern District of New York (the “U.S. Bankruptcy Court”). The proceedings under the CCAA and Chapter 11 are hereinafter collectively referred to as the “Insolvency Proceedings”. QWI’s Latin American subsidiaries were not subject to the Insolvency Proceedings. During the Insolvency Proceedings, the Applicants continued to operate under the protection of the relevant courts.

On June 22, 2009, the creditors of the Applicants approved a plan of compromise and reorganization (the “Plan”) under both the CCAA and Chapter 11. On June 30, 2009, the Plan was sanctioned by the Quebec Superior Court, and it was confirmed by the U.S. Bankruptcy Court on July 2, 2009. The Plan was implemented following various transactions that were completed on July 21, 2009 (the “Effective Date”). Accordingly, the Applicants emerged from bankruptcy protection and QWI was renamed and began operating as World Color Press Inc. (“Worldcolor”, “WCP”, the “Company” or the “Successor”) on the Effective Date.

The implementation of the Plan on July 21, 2009 resulted in a substantial realignment of the interests in the Company between its existing creditors and shareholders as of the Filing Date. As a result, the Company adopted fresh start accounting effective July 21, 2009 in accordance with section 1625 “Comprehensive Revaluation of Assets and Liabilities” of The Canadian Institute of Chartered Accountants Handbook (“CICA Handbook”). Fresh start accounting requires resetting the historical net book value of assets and liabilities to fair value by allocating the entity’s reorganization value of $1.5 billion to its assets and liabilities in a manner consistent with section 1581 “Business Combinations” of the CICA Handbook. The excess reorganization value over the fair value of tangible and identifiable intangible assets and liabilities has been recorded as a reduction to capital stock in the consolidated balance sheet. Future income taxes, at the Fresh-start Date (as defined below), have been determined in conformity with section 3465 “Income Taxes” of the CICA Handbook. In light of the proximity of the Effective Date to the end of its accounting period immediately following July 21, 2009, which is July 31, 2009, the Company elected to adopt fresh start accounting for the effects of the Plan, including the cancellation of the old capital stock of QWI and the creation and issuance of Worldcolor’s new capital stock, as if such events had occurred on July 31, 2009 (the “Fresh-start Date”). The Company evaluated the activity between July 22, 2009 and July 31, 2009 and, based upon the immateriality of such activity, concluded that the use of July 31, 2009 to reflect the fresh start accounting adjustments was appropriate for financial reporting purposes. The use of the July 31, 2009 date is for financial reporting purposes only and does not affect the Effective Date of the Plan.

Plan of Reorganization

Following implementation of the Plan, Worldcolor reorganized its capital structure and issued (or will issue) the following securities in exchange for $3.1 billion of Liabilities Subject to Compromise (“LSTC”):

•                  New unsecured notes to be issued in the estimated aggregate principal amount of $43 million;

•                  12,500,000 new convertible Class A preferred shares;

•                  73,285,000 new common shares; and

•                  10,723,019 Series I warrants and 10,723,019 Series II warrants.

In accordance with the terms of the Plan, the common shares, the preferred shares and the Series I and Series II warrants were issued in escrow as of the Effective Date pending the resolution of claims. Subsequently, a portion of the securities has been released from escrow (Note 14). These transactions are considered non-cash transactions for cash flow purposes.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.                          Creditor Protection and the Plan of Reorganization (Cont’d)

In addition, cash payments of $100 million in satisfaction of certain claims were made to holders of the Predecessor’s senior secured debt, all of which were paid on the Effective Date. Also, the Company will make payments of approximately $60 million in connection with secured, administrative, priority tax and small convenience unsecured claims, of which $12 million was paid on the Effective Date and $3 million was paid prior to March 31, 2010.

Significant Ongoing Insolvency Proceedings Matters

Claims Procedure

On September 29, 2008, QWI initiated a claims procedure for the identification, resolution and barring of claims against the Applicants as authorized by the courts in the Insolvency Proceedings.

The total amount of such claims filed exceeded the amount recorded in the Predecessor consolidated financial statements as LSTC. Differences in the total dollar value of the claims filed by creditors and the liabilities recorded are being investigated and resolved in connection with the claims resolution process.

As set out in the Canadian and U.S. Claims Procedure Orders, certain claims were excluded from the claims process (“Excluded Claims”) and do not have to be proven as part of the Insolvency Proceedings, as they are not LSTC.

Claims Assessment

As of April 16, 2010, a total of 7,639 claims, net of subsequent withdrawn and expunged claims (“Total Claims”), had been received, of which 1,151 were filed against QWI and 6,488 were filed against the U.S. Subsidiaries. The Total Claims filed, net of subsequent withdrawn and expunged claims, amounted to $7.4 billion.

The Claims Procedure Order required creditors to file a separate proof of claim against each of the Applicants against which they believed they had a claim. For a number of reasons, certain creditors have filed the same claim against two or more of these Applicants. One instance where this duplication occurs is when a creditor takes the position that multiple Applicants are jointly and severally liable for a single Applicant’s debt. Another situation that gives rise to duplication is where one or more of the Applicants has or have guaranteed another Applicant’s indebtedness. The Total Claims filed included a number of such multiple or duplicate claims and, as a result, the total value of such claims is overstated. The Company believes these multiple or duplicate claims amount to $1.8 billion.

The Total Claims filed less duplicate or multiple claims, Excluded Claims and subsequently withdrawn and expunged claims amount to approximately $3.1 billion. Of this amount, QWI recorded $2.8 billion (excluding post-filing interest) as LSTC on the Predecessor consolidated balance sheet as of July 31, 2009, which were discharged under the Plan.

		in millions

Claims filed net of withdrawn and expunged claims as at April 16, 2010		$7,356
Less:	Excluded claims	2,460
	Duplicate claims	1,753
Claims filed net of withdrawn and expunged, excluded and duplicate claims		3,143
Claims still under review		322
Foreign exchange		40
Liabilities subject to compromise (excluding post-filing interest)		$2,781

The difference between the LSTC discharged, net of the foreign exchange, and the amount of Total Claims filed less duplicate or multiple claims, Excluded Claims, and claims subsequently withdrawn and expunged amounts to $322 million and continues to be investigated. The Company believes it is unlikely that any of these excess claims, or unaccrued portion thereof, will be allowed by the relevant courts. It is not possible to estimate the quantum of the claims that will ultimately be allowed by the courts. However, we believe there will be no further material impact to the Consolidated Statement of Income (Loss) of the Successor from the settlement of unresolved general unsecured claims against the Canadian and US non-operating debtors because the holders of such claims (which represent a significant portion of the total claims) will receive under the Plan only their pro rata share of the distribution of the newly issued common shares, Class A preferred shares and Series I and Series II warrants.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.                          Creditor Protection and the Plan of Reorganization (Cont’d)

Of the $2.8 billion of LSTC, certain recorded priority claims totaling $160 million are to be paid by Worldcolor in cash, of which $115 million has been paid as of March 31, 2010, leaving $45 million to be paid. This obligation is classified as “Amounts owing in satisfaction of bankruptcy claims”. Also resulting from the discharge of the $2.8 billion of LSTC, Worldcolor recorded $47 million of unsecured notes to be issued, including accrued interest of $4 million. The unsecured notes are to be issued to creditors of certain of Worldcolor’s U.S. subsidiaries (class 3 claims) once these claims are legally resolved in the U.S. Bankruptcy Court. Each such creditor will receive unsecured notes equal to 50% of its allowed claim, provided that the maximum aggregate amount of unsecured notes is limited to $75 million. In the event that the total allowed claims of all such creditors exceed $150 million, then each such creditor will receive its pro rata amount of $75 million in aggregate total of the unsecured notes. Worldcolor estimates that the allowed amount of class 3 claims will be approximately $86 million, which would result in the issuance and distribution of approximately $43 million of unsecured notes.

It is not possible at this time to evaluate the final amount of priority claims that will be paid in cash, nor class 3 claims that will ultimately be allowed by the U.S. Bankruptcy Court. It is possible that allowed claims may be materially in excess of the amount estimated given the magnitude of the claims asserted and therefore the Amounts owing in satisfaction of bankruptcy claims could be materially higher and the unsecured notes could reach the maximum aggregate principal amount of $75 million. In light of the substantial number and amount of claims filed, particularly duplicate and multiple claims, the claims resolution process may take considerable time to complete and is continuing after the Company’s emergence from bankruptcy protection.

Legal issues related to emergence

Pursuant to the Plan, claims for the recovery of amounts paid to the holders of certain senior unsecured notes and/or other creditors prior to the Filing Date as preferential or fraudulent conveyances, whether arising under the U.S. Bankruptcy Code or similar state laws, including amounts received by the Applicants on account of such claims prior to the Effective Date (such claims and amounts being collectively referred to as the “Avoidance Actions”) were transferred to a trust (the “Litigation Trust”) created for the benefit of creditors, as specifically provided for therein. To facilitate the implementation of the Litigation Trust, the Plan requires the Company to fund a secured loan to the Litigation Trust in an amount of up to $5 million in order to pay for the costs and expenses of its administration as well as the prosecution of the Avoidance Actions, and will be funded as these costs and expenses are incurred by the Litigation Trust. The loan will be secured by a pledge in favor of the Company on the Avoidance Actions and all interests thereon and other earnings, income or other assets of the Litigation Trust. The Company funded $0.9 million of this secured loan as of March 31, 2010 ($0.7 million as of December 31, 2009). The assets and liabilities of the Litigation Trust are not recorded in the Company’s financial statements because the Company is not the primary beneficiary of the Litigation Trust.

Expenses related to Insolvency Proceedings

The Company continues to incur expenses related to the Insolvency Proceedings, primarily professional fees that were classified as reorganization items in the Predecessor’s financial results. After emergence from bankruptcy protection, these expenses are classified as Impairment of assets, restructuring and other charges (“IAROC”) (Note 4) in the Successor’s consolidated statement of income (loss).

Predecessor
Three-month period ended March 31, 2009
Professional fees	$14
Other expenses	3
$17

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2.                          Quad/Graphics, Inc. Proposed Transaction

On January 25, 2010, the Company and Quad/Graphics, Inc. (“Quad/Graphics”) entered into a definitive arrangement agreement pursuant to which, subject to the terms and conditions set forth therein, the Company will amalgamate with a subsidiary of Quad/Graphics as part of a statutory arrangement under Canadian law. The transaction is expected to close in the summer of 2010. Concurrent with the closing of the transaction, Quad/Graphics expects to register its Class A common stock with the U.S. Securities and Exchange Commission (“SEC”) under the Securities Exchange Act of 1934, as amended, and proceed with a listing on a leading U.S. exchange. Under the terms of the agreement, upon completion of the transaction, the Company’s shareholders will receive approximately 40% of the outstanding common stock of Quad/Graphics and shareholders of Quad/Graphics will hold approximately 60% of the outstanding common stock of Quad/Graphics. Quad/Graphics will also provide at least $93 million to fund the purchase of any Warrants not converted to Common Shares at closing, to fund redemptions of or payments due on any other equity securities not converted to Common Shares at closing and to pay any permitted dividends on the Company’s stock prior to the closing.  If less than $93 million is needed to make such purchases, redemptions and payments, the remainder will be distributed to the Company’s Common Shareholders in cash. The completion of the transaction is subject to customary closing conditions, including among other things, shareholder approvals and regulatory approvals. On March 5, 2010, Quad/Graphics filed its preliminary Form S-4 registration statement with the SEC to register with the SEC the offering of its Class A common stock to be issued upon completion of the arrangement. As of March 29, 2010, the Company and Quad/Graphics had cleared antitrust regulatory requirements in the United States and Canada in relation to the transaction. On April 14, 2010, Quad/Graphics filed Amendment No. 1  and on May 5, 2010 Amendment No. 2 to its Form S-4 registration statement with the SEC.

Quad/Graphics and the Company each have agreed not to solicit any alternative acquisition proposals, but may consider superior proposals from third parties in certain circumstances, subject to the match rights of the other party. The arrangement agreement also provides for the payment of a $40 million termination fee to either party or the reimbursement for up to $20 million out-of-pocket expenses of the other party relating to the transaction if the agreement is terminated under certain circumstances.

3.                          Basis of Presentation and Summary of Significant Accounting Policies

Basis of presentation

The interim consolidated financial statements are unaudited and reflect normal and recurring adjustments as well as those related to the implementation of the Plan and the adoption of fresh start accounting upon emergence from the Insolvency Proceedings which are, in the opinion of the Company, considered necessary for a fair presentation. These interim consolidated financial statements have been prepared in conformity with Canadian generally accepted accounting principles (“GAAP”). However, these interim consolidated financial statements do not include all disclosures required under Canadian GAAP for annual financial statements and, accordingly, should be read in conjunction with the consolidated financial statements and the notes thereto included in WCP’s latest annual consolidated financial statements.

Functional and reporting currency

As a result of the reorganization of its capital structure and changes in economic facts and circumstances upon emergence, the Company reassessed the functional currency of its operations. At the Fresh-start Date, the Company adopted the U.S. dollar as its functional and reporting currency, as a significant portion of its revenues, expenses, assets, liabilities and financing are denominated in U.S. dollars. Prior to that date, the Predecessor had a Canadian dollar functional currency but the reporting currency of the consolidated financial statements was the U.S. dollar.

Seasonality

The operations of the Company’s business are seasonal, with the majority of historical operating income recognized in the second half of the fiscal year, primarily as a result of the higher number of magazine pages, new product launches and back-to-school, retail and holiday catalog promotions. Within any year, the seasonality could adversely affect the Company’s cash flow and results of operations on a quarterly basis.

Comparative figures

Certain comparative figures have been reclassified to conform to the presentation of the current period.  The consolidated financial statements on or after July 31, 2009 are not comparable to the Company’s consolidated financial statements prior to that date, at which time the Company adopted fresh start accounting.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

3.                          Basis of Presentation and Summary of Significant Accounting Policies (Cont’d)

Future changes in accounting standards

Adoption of US GAAP

Effective January 1, 2011, the Company expects to adopt US GAAP as its primary reporting standard for presentation of its consolidated financial statements. Historical consolidated financial statements will be restated in accordance with US GAAP. Note 20 — Significant Differences between Generally Accepted Accounting Principles in Canada and the United States provides an explanation and reconciliation of significant differences between US and Canadian GAAP.

The Company intends to adopt US GAAP to enhance its communication with its shareholders and improve comparability of financial information with its competitors and peer group.

Accounting policies applicable to the Predecessor while under creditor protection

QWI’s financial statements during the Insolvency Proceedings were prepared using the accounting policies as applied by QWI prior to the Insolvency Proceedings and are generally consistent with the policies of the Successor described above and in the consolidated financial statements and the notes thereto included in WCP’s latest annual consolidated financial statements, except as specifically identified. While the Applicants filed for and were granted creditor protection, these financial statements continued to be prepared using the going concern concept, which assumed that the Predecessor would be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future.

As a result of the Insolvency Proceedings, the Predecessor followed accounting policies, including disclosure items, applicable to entities that are under creditor protection. In addition to Canadian GAAP, QWI applied the guidance in the American Institute of Certified Public Accountants Statement of Position 90-7, “Financial Reporting by Entities in Reorganization under the Bankruptcy Code” (“SOP 90-7”), which is now codified as FASB ASC 852 “Reorganizations”. While ASC 852 refers specifically to Chapter 11 in the United States, its guidance, in management’s view, is also applicable to an entity restructuring under CCAA where it does not conflict with Canadian GAAP.

Consistent with Canadian GAAP, ASC 852 did not change the manner in which financial statements were prepared. However, ASC 852 does require that the financial statements for periods ending subsequent to the Filing Date, and prior to the Effective Date, distinguish transactions and events that are directly associated with the reorganization from the ongoing operations of the business. Revenues, expenses, gains and losses, and provisions for losses that can be directly associated with the reorganization and restructuring of the business are reported separately as reorganization items. Cash flows related to reorganization items have also been disclosed separately.

4.                          Impairment of Assets, Restructuring and Other Charges

The following table details the charge for impairment of assets, restructuring and other charges:

	Successor	Predecessor
	Three-month periods ended March 31,
	2010	2009

Impairment of assets (a)	$2	$—
Restructuring charges (b)	29	15
Accelerated depreciation related to restructured facilities (b)	4	1
Reorganization related items (c)	10	—
	$45	$16

(a)          Impairment of assets

During the first quarter of 2010, the Company recorded impairment charges in North America totaling $2 million on land and building and machinery and equipment of facilities whose closure was announced.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

4.                          Impairment of Assets, Restructuring and Other Charges (Cont’d)

(b)      Restructuring and other charges

The following table details the Company’s restructuring charges with the change in the reserve for restructuring and other charges for the three-month period ended March 31, 2010:

Three-month period ended March 31, 2010	2010 Initiatives	Prior Year Initiatives	Total

Expenses
Workforce reduction	$19	$1	$20
Leases and carrying costs for closed facilities	4	6	10
	23	7	30
Underspending
Workforce reduction	—	(1)	(1)
Total expenses	23	6	29

Payments
Workforce reduction	(2)	(4)	(6)
Leases and carrying costs for closed facilities	(4)	(6)	(10)
	(6)	(10)	(16)
Net change	17	(4)	13
Balance, December 31, 2009	—	20	20
Balance, March 31, 2010	$17	$16	$33

2010 restructuring initiatives

In 2010, the restructuring initiatives were related to the closure of the following facilities in North America: Oberlin, OH; Dyersburg, TN; West Bridgewater, MA; Richmond Hill, ON; St-Romuald, QC; Bromont, QC; and to various workforce reductions.  The total cost expected for these initiatives is $47 million, including $25 million for workforce reduction, of which $19 million was recorded as of the end of March 31, 2010 with $6 million to be recorded over the periods until the closure of the Dyersburg, TN facility in March 2011. The balance of $22 million is for leases and carrying costs of closed facilities of which $4 million was recorded as of the end of March 31, 2010 and $18 million of additional charges expected to be recorded in future periods. These initiatives are expected to be mostly completed by the end of 2011.

As at March 31, 2010, the balance of the restructuring reserve was $33 million, most of which is expected to be paid in 2010.

The change in use of assets related to restructuring initiatives triggered a review of their estimated remaining economic lives. As a result, the Company began accelerating depreciation on certain assets, mainly machinery and equipment ($4 million in 2010 and $1 million in 2009).

(c)          Reorganization related items

The Company recorded charges for reorganization related items that occurred subsequent to its emergence from bankruptcy protection of $5 million as well as for costs related to the Quad/Graphics proposed transaction of $5 million, comprised primarily of professional fees.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

5.                          Financial Expenses

	Successor	Predecessor
	Three-month periods ended March 31,
	2010	2009

Interest expense (a)	$12	$63
Bank and other charges	1	1
Amortization of financing costs	6	—
Net loss (gain) on foreign exchange (b)	(1)	25
Unrealized net gains on embedded and derivative financial instruments	(15)	—
	3	89
Interest capitalized to the cost of equipment	(1)	(1)

	$2	$88

Successor

(a)          Interest expense includes interest on long-term debt (including capital leases) and unsecured notes to be issued, determined using the effective interest rate method.

Predecessor

(a)            Interest expense includes interest on long-term debt (including capital leases) as well as secured financing and long-term debt subject to compromise. Interest on DIP financing amounted to $12 million for the three-month period ended March 31, 2009.

(b)           During the three-month period ended March 31, 2009, the Company recorded net losses on foreign exchange, arising on the translation of net monetary liabilities (principally debt and LSTC) denominated in currencies other than the Canadian dollar, which was the functional currency of the Predecessor.

6.                          Income Taxes

The following table reconciles the difference between the domestic statutory tax rate and the effective tax rate used in the determination of net loss:

	Successor	Predecessor
	Three-month periods ended March 31,
	2010	2009

Recovery at domestic statutory rate	$(7)	$(42)

Increase (reduction) resulting from:
Change in valuation allowance	10	25
Effect of foreign tax rate differences	—	(15)
Permanent differences	5	13
Other	(1)	9
Expense (Recovery) at effective tax rate	$7	$(10)

Income tax expense (recovery) attributable to income consists of:

	Successor	Predecessor
	Three-month periods ended March 31,
	2010	2009
Current	$3	$4
Future	4	(14)
Total	$7	$(10)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

7.                          Loss per Share

The following table sets forth the computation of basic and diluted loss per share:

	Successor	Predecessor
	Three-month periods ended March 31,
	2010	2009
Basic and diluted

Net loss	$(29)	$(126)
Net income allocated to holders of preferred shares	—	4

Net loss available to holders of equity shares	$(29)	$(130)
Basic and diluted weighted-average number of equity shares outstanding (in thousands)	73,285	202,679

Loss per share:
Basic and diluted	$(0.40)	$(0.64)

Securities that could potentially dilute Successor earnings per share in the future include 10,723,019 Series I and 10,723,019 Series II warrants.

For the three-month period ended March 31, 2010, the effects of the conversion of preferred shares were excluded from the diluted earnings per share calculation, since their inclusion would be anti-dilutive.

For the three-month period ended March 31, 2009, the effects of all stock options and convertible preferred shares were excluded from the diluted loss per share calculation, since their inclusion would be anti-dilutive.

8.                          Inventories

	Successor
	March 31, 2010	December 31, 2009

Raw materials and supplies	$103	$106
Work in process	66	70
	$169	$176

During the three-month period ended March 31, 2010, inventories of $564 million ($678 million in 2009) were expensed through cost of sales. In addition, certain other costs not capitalized to inventory of $21 million were expensed to cost of sales ($15 million in 2009). Write-downs for obsolete materials and supplies of $5 million for the three-month period ended March 31, 2010 ($8 million in 2009) were included in cost of sales. No reversals of previous write-downs of inventories were recorded during the three-month period ended March 31, 2010 (none for the same period of 2009).

9.                          Property, Plant and Equipment

Depreciation and amortization of property, plant and equipment included in cost of sales ($30 million in 2010 and $43 million in 2009), in selling, general and administrative expenses ($3 million in 2010 and $2 million in 2009) and in impairment of assets, restructuring and other charges ($4 million in 2010 and $1 million in 2009) totaled $37 million for the three-month period ended March 31, 2010 ($46 million for 2009).

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

10.                   Intangible Assets

Amortization of intangible assets is included in cost of sales and amounted to $11 million for the three-month period ended March 31, 2010 (nil for 2009).

The following table outlines the estimated amortization expense related to intangible assets for the next 5 years as of March 31, 2010:

Remainder of 2010	$32
2011	43
2012	43
2013	37
2014	29
2015 and thereafter	178

11.                   Accrued Liabilities

The following table summarizes the details of accrued liabilities:

		Successor
	Note	March 31, 2010	December 31, 2009

Salaries, benefits, bonuses and vacations		$56	$70
Raw materials and rebates		38	40
Restructuring reserve	4	33	20
Medical and worker’s compensation benefit		22	21
Volume discount		19	29
Freight and utilities		18	21
Professional fees		14	9
Fixed asset and leases		11	12
Stock-based compensation	15	11	7
Contract acquisition costs		10	12
Financial liabilities		4	9
Other		23	30
		$259	$280

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

12.                   Long-Term Debt

		Successor
	Maturity	March 31, 2010	December 31, 2009

Credit Facility		$388	$383
Capital leases	2010-2015	66	70
Other debts	2010-2013	4	7
		458	460
Current portion of long-term debt		17	20
Long-term debt		$441	$440

The Credit Facility agreements contain certain restrictive financial covenants. At March 31, 2010, the Company was in compliance with these financial covenants. Certain terms and conditions must be adhered to by the earlier of (i) September 30, 2010 and (ii) the closing of the proposed transaction with Quad/Graphics, related to cash management services. The Company expects to meet these conditions by that date.

As of May 4, 2010, the Company had drawn an aggregate amount of $448 million under the Credit Facility. As of May 4, 2010, the letters of credit issued under the Revolving Credit Facility amounted to $50 million, maturing at various dates throughout 2010 and after. These letters of credit reduce the availability under the Revolving Credit Facility.

13.                   Other Liabilities

The following table summarizes the details of other liabilities:

	Successor
	March 31, 2010	December 31, 2009

Accrued pension benefit liability	$336	$339
Postretirement benefits	61	60
Reserve for tax uncertainties	50	51
Workers’ compensation and post employment	36	37
Other	30	28
	$513	$515

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

14.                   Capital Stock and Contributed Surplus

	Successor
	March 31, 2010		December 31, 2009
	Number	Amount	Number	Amount
(Thousands of shares)

Common Shares	73,285	$534	73,285	$534
Warrants - Series I	10,723	57	10,723	57
Warrants - Series II	10,723	37	10,723	37
Total Capital Stock		$628		$628

Class A Convertible Preferred Shares - Classified as Liability	12,500	107	12,500	98
Total Preferred Shares Classified as Liability		$107		$98

Conversion option on Class A Convertible Preferred Shares - Classified as contributed surplus		$54		$54

As of March 31, 2010, 65,230,691 Common Shares, all Preferred Shares and 6,158,030 Series I warrants and 6,158,030 Series II warrants were released from escrow. In accordance with the terms of the Plan, the remaining Common Shares and Warrants will be held in escrow pending resolution of unsecured claims. Once claims are resolved, the securities will be distributed in accordance with the terms of the Plan. None of the securities held in escrow will return to Worldcolor.

Shareholder Rights Plan

On February 19, 2010, the board of directors of the Company approved a new shareholder rights plan (the “Rights Plan”) to replace the Original Rights Plan which terminated in accordance with its terms on February 20, 2010.  The board of directors of the Company determined that it was in the best interests of the Company to ensure, to the extent possible, that all shareholders of the Company would be treated fairly in connection with the Quad/Graphics transaction or any competing proposal.  All outstanding rights issued thereunder will terminate if the Rights Plan is not confirmed by a majority of shareholders at a special meeting of the Company held within six months of its adoption.  The Rights Plan, in effect, allows holders of Common Shares and Preferred Shares (collectively, the “Voting Shares”) to purchase additional Common Shares from the Company at a 50% discount to the prevailing market price on the occurrence of certain triggering events, including the acquisition by a person or group of persons of 15% or more of the outstanding Common shares or of the outstanding Voting Shares of the Company in a transaction that is not a Permitted Bid under the Rights Plan. The rights under the Rights Plan would not be exercisable by the acquiring person (s). The rights under the Rights Plan are not triggered by purchases of shares made pursuant to a Permitted Bid, which is a take-over bid that is open for not less than 60 days and that is made to all shareholders by way of a take-over circular prepared in compliance with applicable securities laws and that complies with certain other conditions set out in the agreement signed to implement the Rights Plan.

Upon approval by the shareholders of the Company, the proposed transaction involving the Company and Quad/Graphics (Note 2) will constitute an exempt acquisition under the Rights Plan and so will not trigger the Rights Plan.

15.                   Stock-Based Compensation

The Company has a restricted share unit plan (the “RSU Plan”) and a deferred share unit plan (the “DSU Plan”). The RSU Plan and DSU Plan are collectively referred to as the “Share Unit Plans”.  A description of the Share Unit Plans is provided in Note 23 — Stock-based compensation, to the Company’s 2009 annual consolidated financial statements.

Under the DSU Plan, the independent directors have earned the right to an additional 18,094 DSUs for their services during the first quarter of 2010, which have been granted on April 1, 2010.

The compensation cost related to RSUs and DSUs of $4 million was included in selling, general and administrative expenses for the three-month period ended March 31, 2010 and was included in accrued liabilities.

The weighted average grant date fair value per unit of the DSUs granted during the period was $9.30.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

15.      Stock-Based Compensation (Cont’d)

The following table summarizes RSUs outstanding at March 31, 2010:

	Successor
	March 31, 2010
	Unvested	Vested
(thousands of units)	Units	Units
Balance as of December 31, 2009	676	143
Vested	(143)	143
Balance as of March 31, 2010	533	286

The following table summarizes DSUs outstanding at March 31, 2010:

	Successor
	March 31, 2010
	Unvested	Vested
(thousands of units)	Units	Units
Balance as of December 31, 2009	126	221
Granted	—	23
Vested	(42)	42
Balance as of March 31, 2010	84	286

16.                   Accumulated Other Comprehensive Income (Loss)

The following table presents changes in the carrying amount of accumulated other comprehensive income (loss), net of income taxes:

	Translation adjustment	Cash flow hedges	Total

Predecessor
Balance, December 31, 2008, net of income taxes	$236	$1	$237
Other comprehensive income (loss) (1)	24	(1)	23
Balance, March 31, 2009, net of income taxes	260	—	260
Other comprehensive loss (1)	(109)	—	(109)
Balance, July 31, 2009 , net of income taxes	151	—	151
Fresh start adjustments	(151)	—	(151)
Successor
Balance, August 1, 2009, net of income taxes	$—	$—	$—
Other comprehensive income (1)	6	—	6
Balance, December 31, 2009, net of income taxes	6	—	6
Other comprehensive income (1)	1	—	1
Balance, March 31, 2010, net of income taxes	$7	$—	$7

(1) For the periods then ended, income taxes of nil.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

17.                   Financial Instruments

Fair value of financial instruments

The carrying values of cash and cash equivalents, accounts receivable, deposits, bank indebtedness, trade payables and accrued liabilities, and amounts owing in satisfaction of bankruptcy claims, approximate their fair values because of the short-term nature of these items. The carrying value of restricted cash also approximates its fair value.

The following table summarizes the book value and fair value at March 31, 2010 and December 31, 2009 of those financial instruments having a fair value different from their book value. The fair values of the financial assets and liabilities are estimated based on discounted cash flows using period-end market yields of similar instruments having the same maturity, adjusted to take into account specific characteristics of the instrument.

		Successor
		March 31, 2010		December 31, 2009
	Note	Book Value	Fair Value	Book Value	Fair Value
Financial liabilities:
Long-term debt (1)	12	$458	$544	$460	$507
Class A Convertible Preferred Shares (2)	14	107	135	103	113

(1)     Includes current portion.

(2)     For 2009, includes current portion of $5 million recorded in accrued liabilities.

The carrying amounts of derivative financial instruments are equal to their fair value. The following table summarizes financial assets and liabilities fair valued on a recurring basis:

		Fair value measurements at reporting date using :
	March 31, 2010	Quoted prices in active markets for identical assets (level 1)	Significant other, observable inputs (level 2)	Significant unobservable inputs (level 3)
Cash and cash equivalents	$119	$119	$—	$—
Restricted cash	68	68	—	—
Credit Facility call option (1)	21	—	—	21
Derivative financial instruments (2)	(3)	—	(3)	—

(1)     The Company has an option to prepay in whole or ratably in part the Term Loan during the first two years after issuance for a premium of 1% of the nominal value of the prepaid amount. The prepayment or call option is an embedded derivative since it is not closely related to the host contract. The fair value of the Credit facility call option was estimated using a Black-Karasinski model as of March 31, 2010. The Black-Karasinski model utilizes estimates for the expected life of the term loan, the Company’s credit spread and credit spread volatility.

(2)     The derivative financial instruments include foreign exchange forward contracts and commodity swap agreements. The fair value of these instruments is determined using present value techniques, based on forward prices and contract prices.

The following table summarizes assets fair valued on a nonrecurring basis:

	March 31, 2010	Quoted prices in active markets for identical assets (level 1)	Significant other, observable inputs (level 2)	Significant unobservable inputs (level 3)
Property, plant & equipment (1)	$2	$—	$—	$2

(1)     During the first quarter of 2010, land and building and machinery and equipment, with a carrying amount of $4 million were written down to their fair value using prices of similar assets in the marketplace (Note 4).

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

17.                   Financial Instruments (Cont’d)

The following table details the change of fair value measurements using significant unobservable inputs (Level 3):

Call option

Balance as of December 31, 2009	$2
Total gains included in earnings (all unrealized)	19
Balance as of March 31, 2010	$21

The fair value measurements of financial assets and liabilities using significant unobservable inputs (level 3) are inherently subject to uncertainties outside of management’s control. The estimates and assumptions used are based on management’s best estimates which management believes to be reasonable in the circumstances. Such estimates and assumptions are adjusted when facts and circumstances dictate. Changes in estimates and assumptions are reflected in the financial statements in the periods in which the changes are made.

Risks arising from financial instruments

The Company’s risk management policies are established to identify and analyze the risks faced by the Company, to set appropriate risk limits and controls, and to monitor risks and adherence to limits. Risk management policies are reviewed regularly to reflect changes in market conditions and the Company’s activities. From its use of financial instruments, the Company is exposed to credit risk, liquidity risk and market risk, which comprises foreign exchange risk and commodity risk, as well as interest rate risk.

Risk management strategies are likely to evolve in response to future conditions and circumstances, including the effects and consequences resulting from the current economic recession. These future strategies may not fully insulate the Company in the near term from adverse effects, the most significant of which relate to liquidity and capital resources as well as exposure to credit losses.

Credit risk

The Company, in the normal course of business, continuously monitors the financial condition of its customers, reviews the credit history of each new customer and generally does not require collateral. As at March 31, 2010, no customer balance represented more than 5% (7% in 2009) of the Company’s consolidated accounts receivable and the Company’s 10 largest customers accounted for 23% (22% in 2009) of consolidated revenues. In addition, 76% (73% in 2009) of the Company’s accounts receivable as at March 31, 2010 were not considered past due.

The Company establishes an allowance for doubtful accounts that corresponds to the specific credit risk of its customers, historical trends and other information relating to the state of the economy and that amounted to $44 million as at March 31, 2010 ($42 million in 2009). The Company recognized $2 million of bad debt expense and $1 million of write downs of allowance for doubtful accounts during the three-month period ended March 31, 2010 ($3 million and $13 million in 2009, respectively). As at March 31, 2010, the weighted average life of customer accounts receivable was 54 days (56 days in 2009). The Company has historically experienced minimal customer defaults and, as a result, it considers the credit quality of the receivables at March 31, 2010 that are not past due to be high.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due or the risk that these financial obligations will be met at excessive cost. As discussed in Note 1 of the 2009 annual consolidated financial statements and in connection with the emergence from the bankruptcy protection, the Company secured on July 21, 2009 an $800 million Credit Facility. Management believes that with the availability of the Credit Facility, the Company will be able to meet its financial obligations for the foreseeable future. The Credit facility agreement contains certain restrictive financial and other covenants (Note 12).

Foreign exchange risk

The Company has operations in Canada, the United States, and Latin America, and as such has foreign denominated sales and related receivables, payables, equipment purchases, debt and other assets and liabilities. A change in the currency exchange rate between the Canadian and the US dollar could have a material effect on its consolidated results of operations, financial position or cash flow.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

17.                   Financial Instruments (Cont’d)

The Company is exposed to foreign exchange risk primarily as a result of sales revenue and expenses denominated in U.S. dollars in its Canadian operations and revenues and expenses denominated in CA dollars in the U.S. functional currency operations of the Company.

The Company periodically enters into foreign exchange forward contracts to manage its exposure to changes in the currency exchange rate between the local currency and the U.S. dollar on the settlement of foreign denominated sales and related receivables. Contracts outstanding at March 31, 2010 covered a notional quantity of $10 million in Canada and expire between April and December 2010.

At March 31, 2010, the net monetary items denominated in foreign currencies are not significant.

Commodity risk

The Company is exposed to a financial risk related to fluctuations in natural gas prices. The Company manages a portion of its North American natural gas exposure through commodity swap agreements, whereby the Company is committed to exchange, on a monthly basis, the difference between a fixed price and a floating natural gas price index calculated by reference to the swap notional amounts. Contracts outstanding at March 31, 2010 covered a notional quantity of 227,000 gigajoules in Canada and 2,848,000 MMBTU in the United States and expire between April 2010 and March 2012.

The Company is also exposed to a financial risk related to fluctuations in paper and ink prices. To reduce this risk, the contracts with its largest customers generally include price adjustment clauses based on the costs of paper and ink.

Interest rate risk

The Company is exposed to interest rate fluctuations as a result of its long-term debt. The floating rate portion of its long-term debt represents approximately 87% of the total. However, the interest rate on this debt is subject to a LIBOR floor of 3% and will not begin to fluctuate until LIBOR exceeds that percentage. As at March 31, 2010 LIBOR was significantly lower than the floor of 3%.

18.                   Pension and Other Postretirement Benefits

The following table presents the Corporation’s pension and other postretirement benefit costs:

	Successor	Predecessor
	Three-month periods ended March 31,
	2010	2009

Pension benefits	$5	$5
Postretirement benefits	1	1
Total benefit cost	$6	$6

In March of 2010, the U.S. President signed into law comprehensive health care reform legislation under the Patient Protection and Affordable Care Act (HR 3590) and the Health Care Education and Affordability Reconciliation Act (HR 4872) (the “Acts”). The Acts contain provisions which could impact the Company’s accounting for retiree medical benefits in future periods. Based on the analysis to date of the provisions in the Acts, the Company does not consider these changes will have a material effect on the re-measurement of the retiree plan liabilities. The Company will continue to assess the accounting implications of the Acts as related regulations and interpretations of the Acts become available.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

19.                   Segmented Information

The Company operates in the printing industry with two segments, North America and Latin America. These segments are managed separately, since they each require specific market strategies. The Company assesses the performance of each segment based on operating income before impairment of assets, restructuring and other charges (“Adjusted EBIT”).

Accounting policies relating to each segment are identical to those used for the purposes of the consolidated financial statements and intersegment sales are made at fair value. Management of financial expenses and income tax expense is centralized and, consequently, these expenses are not allocated among the segments. Revenues by geographic area are based on where the selling organization is located.

The following is a summary of the segmented information for the Company’s operations:

	North America	Latin America	Other	Inter- Segment	Total
Successor
Three-month period ended March 31, 2010
Operating revenues	$637	$55	$—	$—	$692
Impairment of assets	2	—	—	—	2
Restructuring and other charges	40	—	3	—	43
Adjusted EBIT	40	1	(7)	—	34
Operating income (loss)	(2)	1	(10)	—	(11)

Predecessor
Three-month period ended March 31, 2009
Operating revenues	$698	$56	$—	$(2)	$752
Restructuring and other charges	16	—	—	—	16
Adjusted EBIT	(13)	3	(4)	—	(14)
Operating income (loss)	(29)	3	(4)	—	(30)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

20.                   Significant Differences between Generally Accepted Accounting Principles in Canada and the United States

The Company follows GAAP in Canada, which differ in some respects from those applicable in the United States. The Company has prepared the following reconciliation of the significant accounting differences between Canadian GAAP and GAAP in the United States (“US GAAP”), and has provided additional significant disclosures required by US GAAP and certain applicable SEC rules.

Reconciliation of net loss and loss per share

The application of US GAAP would have the following effects on the consolidated statements of net loss as reported:

	Successor	Predecessor
	Three-month periods ended March 31,
	2010	2009

Net loss, as reported in the consolidated statements of loss per Canadian GAAP	$(29)	$(126)

Adjustments:
Preferred shares (a)	9	1
Conversion option (b)	(24)	—
Warrants (c)	(8)	—
Call option on term loan (d)	(19)	—
Income taxes (e)	12	(14)
Pension and other postretirement benefits (h)	—	(2)
Sale-leaseback of a property (i)	—	(2)
Total adjustments to net loss	(30)	(17)

Net loss per US GAAP	$(59)	$(143)

Net income allocated to holders of preferred shares (a)	7	5

Net loss per US GAAP available to holders of equity shares	$(66)	$(148)

Weighted average number of equity shares outstanding (in thousands):
Basic and diluted	73,285	202,679

Loss per share per US GAAP:
Basic and diluted	$(0.90)	$(0.73)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

20.                   Significant Differences between Generally Accepted Accounting Principles in Canada and the United States (Cont’d)

Effect on consolidated balance sheets

The application of US GAAP would have the following effects on the consolidated balance sheets, as reported:

	Successor
	March 31, 2010		December 31, 2009
	Canada	United States	Canada	United States

Assets
Goodwill (f)	$—	$174	$—	$174
Other assets (d) (g)	90	129	75	139

Liabilities
Accrued liabilities (a) (h)	259	268	280	284
Income and other taxes payable (e)	21	19	19	16
Long-term debt (g)	441	501	440	506
Other liabilities (b) (c) (h)	513	625	515	595
Long-term future income taxes (e)	194	280	192	288
Preferred shares (a)	107	—	98	—

Shareholders’ equity
Capital stock (a) (c) (e) (f)	628	721	628	721
Contributed surplus (b)	54	—	54	—
Retained earnings (deficit)	(8)	(2)	21	65
Accumulated other comprehensive income (e) (h)	7	17	6	16
	$681	$736	$709	$802

Consolidated comprehensive loss

The application of US GAAP would have the following effects on the consolidated statements of comprehensive loss:

	Successor	Predecessor
	Three-month periods ended March 31,
	2010	2009

Comprehensive loss as reported in the consolidated statements of comprehensive loss per Canadian GAAP	$(28)	$(103)

Adjustments to net loss as per above	(30)	(17)

Comprehensive loss as per US GAAP	$(58)	$(120)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

20.                   Significant Differences between Generally Accepted Accounting Principles in Canada and the United States (Cont’d)

Accumulated other comprehensive income

The accumulated other comprehensive income for the periods ended March 31, 2010 and December 31, 2009 are as follows:

	Successor
	March 31, 2010	December 31, 2009

Accumulated other comprehensive income as per Canadian GAAP	$7	$6

Adjustments:
Pension and postretirement benefits, net of tax of $7 million ($7 million in 2009) (h)	10	10
Accumulated other comprehensive income as per US GAAP	$17	$16

Consolidated shareholders’ equity

The application of US GAAP would have had the following effects on the statements of shareholders’ equity as at March 31, 2010 and as at December 31, 2009:

	Successor
	March 31, 2010	December 31, 2009

Total consolidated shareholders’ equity as per Canadian GAAP	$681	$709

Adjustments:
Current year income adjustments (1)	(30)	44
Current year other comprehensive income adjustments (1)	—	10
Dividend on preferred shares (including tax effect)	(8)	—
Reclassification of preferred shares (a)	94	94
Reclassification of conversion option (b)	(54)	(54)
Reclassification of warrants (c)	(94)	(94)
Goodwill recorded at fresh start (f)	174	174
Long term future income taxes (e)	(81)	(81)
Cumulative prior year changes in (1):
Preferred shares (a)	8	—
Conversion option (b)	32	—
Warrants (c)	11	—
Call option on term loan (d)	(2)	—
Pension and other postretirement benefits (h)	17	—
Income taxes (e)	(12)	—
Total consolidated shareholders’ equity as per US GAAP	$736	$802

(1) These adjustments relate only to the Successor for the five-month period ended December 31, 2009.

(a)          Preferred Shares

Class A convertible preferred shares (Successor)

Under Canadian GAAP, the Class A convertible preferred shares issued upon emergence from creditor protection are compound financial instruments with a debt component classified as a liability and an equity component (the conversion option) classified in shareholders’ equity as contributed surplus. The debt component under Canadian GAAP is measured at amortized cost using the effective interest rate method.  Under US GAAP, these preferred shares are considered to be hybrid instruments with the host component classified as permanent equity and recorded at its initial fair value of $94 million and a conversion option accounted for as a derivative instrument at fair value and included in Other liabilities (see note (b) below for US GAAP accounting of the conversion option).  As a result, dividends on preferred shares classified as liabilities which are recorded to income under Canadian GAAP are recorded to equity under US GAAP once declared by the Board of Directors. In the three months ended March 31, 2010, $9 million of dividends on preferred shares classified as liabilities under Canadian GAAP was reversed for US GAAP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

20.                   Significant Differences between Generally Accepted Accounting Principles in Canada and the United States (Cont’d)

Preferred shares (Predecessor)

Prior to July 31, 2009, under Canadian GAAP, the Series 4 and Series 5 Cumulative Redeemable First Preferred Shares are presented as liabilities in the balance sheet. Under US GAAP, these preferred shares are classified as permanent equity.  As a result, dividends on preferred shares classified as liabilities which are recorded through income under Canadian GAAP are recorded through equity under US GAAP once declared, and amounted to $1 million for the three-month period ended March 31, 2009.

(b)          Conversion option

As previously noted, the Class A convertible preferred shares are compound financial instruments under Canadian GAAP and the conversion option is recorded in equity as contributed surplus at its initial fair value of $54 million.  The conversion option is not subsequently re-measured.

Under US GAAP, the conversion option is accounted for as an embedded derivative. The conversion option is re-measured to fair value each period with changes in fair value recorded as part of financial expenses under US GAAP. In the three months ended March 31, 2010, the Company recorded a loss of $24 million to record the change in fair value of the embedded conversion option.  The fair value of the embedded conversion option of $46 million is presented in Other liabilities.

(c)          Warrants

Under Canadian GAAP, the warrants are recorded in shareholders’ equity at their initial fair value of $94 million. Under US GAAP, the warrants are considered to be freestanding derivative instruments. The warrants are re-measured to fair value each period with changes in fair value recorded as part of financial expenses under US GAAP.  In the three months ended March 31, 2010, the Company recorded a charge of $8 million to record the change in fair value of the warrants.  The fair value of the warrants as at March 31, 2010 of $91 million is presented in Other liabilities under US GAAP.

(d)          Call option on term loan

Under Canadian GAAP, the call option on the term loan is considered to be an embedded derivative that is not closely related to the host debt contract and is therefore accounted for as a derivative instrument and included in Other assets. Under US GAAP, the option is an embedded derivative but is considered clearly and closely related to the debt host and is therefore not accounted for separately.  Under Canadian GAAP, the embedded call option is re-measured to fair value each period with changes in fair value recorded as part of financial expenses.  In the three months ended March 31, 2010, $19 million of income representing the change in fair value of the call option on the term loan under Canadian GAAP was reversed for US GAAP.

(e)          Income taxes

US GAAP requires recognition of a deferred tax liability on the difference between the accounting basis of an investment in a domestic subsidiary and its tax basis, commonly referred to as an “outside basis difference”. If the outside basis difference in a domestic subsidiary can be recovered tax-free under applicable tax law and the Company expects to avail itself of such law, the outside basis difference is not recorded since taxes are not expected to be paid upon its reversal. As a result of the settlement of LSTC as at the Fresh-start Date, the Company has determined that it cannot recover the outside basis difference in certain of its domestic subsidiaries in a tax-free manner. As such, a deferred tax liability was recorded as a fresh start adjustment. This deferred tax liability is re-evaluated at subsequent reporting dates with the change recorded as income tax expense (recovery) under US GAAP. Under Canadian GAAP, this deferred tax liability is not recognized.

Adjustments in the consolidated statement of loss represent the tax impact of differences between Canadian GAAP and US GAAP. In addition, as previously described above, under US GAAP the Company has recorded an income tax recovery for the change in outside basis differences in certain domestic subsidiaries for the three-month period ended March 31, 2010.  These adjustments totaled a recovery of $12 million for the three-month period ended March 31, 2010 and an expense of $14 million for the three-month period ended March 31, 2009.

Under Canadian GAAP, the benefit of future income tax assets that exist at fresh start, and against which a valuation allowance is recorded, will be recognized first to reduce to nil any remaining intangible assets (on a pro-rata basis) that were recorded under fresh start accounting, with any remaining amount as a credit to shareholders’ equity. Under US GAAP, the unrecognized benefit of future income tax assets that existed at fresh start will be recognized as a reduction to income tax expense.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

20.                   Significant Differences between Generally Accepted Accounting Principles in Canada and the United States (Cont’d)

(f)            Fresh Start

Under Canadian GAAP, the difference between the fair value of the Successor’s equity over the fair value of the identifiable assets and liabilities is charged to capital stock.  Under US GAAP this difference is recognized as goodwill. The resulting goodwill under US GAAP is not amortized and is subject to an impairment test on an annual basis or more frequently if an event occurs or circumstances change that would more likely than not reduce the fair value of the respective reporting unit below the carrying amount. As a result, $174 million has been recorded as goodwill under US GAAP.

(g)         Debt financing costs

Under US GAAP, transaction fees and debt financing costs are capitalized as an asset while  Canadian GAAP requires these fees to be deducted from the amortized cost of the debt.  At March 31, 2010, debt financing costs of $60 million were re-classified to Other assets under US GAAP.  The net carrying value of long-term debt is amortized to its face value using the effective interest rate method.

(h)         Pension and postretirement plans

US GAAP requires the recognition in the balance sheet of the over- or unfunded positions of defined benefit pension and other post-retirement plans, along with a corresponding non-cash adjustment, which is recorded in the accumulated other comprehensive income (loss) at each measurement date.

Under Canadian GAAP, a company is not required to recognize the over- or unfunded positions.  However, upon the adoption of fresh start accounting, the Company recognized the unfunded position under Canadian GAAP since it represented the fair value of the plan as at July 31, 2009.

Furthermore, on January 1, 2008, the Company adopted FASB Statement No.158 “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans” (codified as FASB ASC 715 “Compensation — Retirement Benefits”), in relation to changes to the date of measurement for defined benefit plan assets and the projected benefit obligation as of the date of the fiscal year end statement of financial position. The Company elected to use the Alternative method of transition, which resulted in a change of measurement date from September 30, 2008 to December 31, 2008. This change resulted in a decrease to income of $2 million for the three-month period ended March 31, 2009 compared to Canadian GAAP.  Under Canadian GAAP the Company changed its measurement date from September 30 to December 31 upon adoption of Fresh-start accounting on July 31, 2009.

(i)            Sale-leaseback transactions

For Canadian GAAP purposes, the Company entered into a transaction in 2007 whereby it sold assets which it subsequently leased back from the buyer, which was then a company under common control.  The lease has been treated as an operating lease and the gain was deferred and amortized over the lease term. Under US GAAP, any form of continuing involvement with the property, other than a normal leaseback, precludes the recognition of a sale and results in accounting for the transaction as a financing and the property continues to be shown as an asset of the Company until the conditions for sales recognition are met.  Due to such continuing involvement, the gain that was deferred under Canadian GAAP at the date of a sale and leaseback transaction was reversed under US GAAP. The difference in the Predecessor’s retained earnings and net income is comprised of the amortization related to reinstated property and imputed interest calculated on the borrowing recorded under US GAAP as compared to lease payments recognized under Canadian GAAP.  The net difference was a decrease to income under US GAAP of $2 million in the three-month period ended March 31, 2009.  Upon adoption of fresh start accounting, the lease was recorded at fair value for both Canadian and US GAAP.  Accordingly, the difference in accounting for this transaction has been eliminated subsequent to the Fresh-start Date.

(j)            Statements of cash flow

The adjustments to comply with US GAAP, with respect to the periods ended March 31, 2010 and March 31, 2009 would have no effect on net cash and cash equivalents provided by operating activities, cash provided by (used in) financing activities and cash used in investing activities.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

20.                   Significant Differences between Generally Accepted Accounting Principles in Canada and the United States (Cont’d)

Recent Accounting Pronouncements

In January 2010, the FASB issued Accounting Standards Update (“ASU”) No. 2010-06, “Fair Value Measurements and Disclosures”, which amends FASB ASC 820 “Fair Value Measurements and Disclosures” and that requires entities to make new disclosures about recurring or nonrecurring fair-value measurements and provides clarification of existing disclosure requirements.  The Company adopted this standard effective January 1, 2010, except for the disclosures about purchases, sales, issuances, and settlements in the roll forward of activity in Level 3 fair value measurements. Those disclosures are effective for fiscal years beginning after December 15, 2010, and for interim periods within those fiscal years. Since this standard impacts disclosure requirements only, its adoption did not have a material impact on the Company’s consolidated financial statements.

Other additional disclosures

(a)                      Pension and Other Postretirement Benefits

Components of net periodic benefit cost of pension and other postretirement benefits

	Successor	Predecessor
	Three-month periods ended March 31,
	2010	2009
Current service cost	$2	$1
Interest cost	13	13
Expected return on assets	(11)	(11)
	4	3
Amortization of:
Net loss	—	3
Total amortization	—	3
Net periodic benefit cost of defined benefit plans	4	6
Defined contribution plans	2	2
Net periodic benefit cost	$6	$8

(b)                      Fair Value Measurements

Financial assets and liabilities fair valued on a recurring basis:

		Fair Value Measurements at March 31, 2010
	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Liabilties
Warrants (a)	$91	$—	$91	$—
Conversion option on preferred shares (b)	46	—	—	46

(a)          As at December 31, 2009 and as at March 31, 2010 the fair value of the warrants was based on prices quoted on the Toronto Stock Exchange.

(b)         The fair value of the conversion option related to the class A convertible preferred shares was estimated using a convertible bond valuation model using the following significant inputs as of March 31, 2010:

Implied volatility	34.4%
Dividend yield	Nil

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

20.                   Significant Differences between Generally Accepted Accounting Principles in Canada and the United States (Cont’d)

Also included in the determination of the fair value of this conversion option are estimates for the expected life of the preferred shares, probability of exercise of the options and a credit spread derived from the Company’s credit spread on other financing arrangements.

A reconciliation of the beginning and ending balance of the fair value measurements using significant unobservable inputs (Level 3) was as follows:

Conversion Option

Balance, December 31, 2009	$22
Total losses included in earnings (all unrealized)	24
Balance, March 31, 2010	$46

The fair value measurements of financial liabilities using significant unobservable inputs (level 3) are inherently subject to uncertainties outside of management’s control. The estimates and assumptions used are based on management’s best estimates which management believes to be reasonable in the circumstances.  Such estimates and assumptions are adjusted when facts and circumstances dictate. Changes in estimates and assumptions are reflected in the financial statements in the periods in which the changes are made.

Future accounting standards

In December 2009, the FASB ratified ASU 2009-13 (“ASU 2009-13”) (previously Emerging Issues Task Force (“EITF”) Issue No. 08-1, “Revenue Arrangements with Multiple Deliverables” (“EITF 08-1”)) which amends FASB ASC 605 “Revenue Recognition”. ASU 2009-13 superseded EITF 00-21 and addresses criteria for separating the consideration in multiple-element arrangements. ASU 2009-13 will require companies to allocate the overall consideration to each deliverable by using a best estimate of the selling price of individual deliverables in the arrangement in the absence of vendor-specific objective evidence or other third-party evidence of the selling price. ASU 2009-13 will be effective prospectively for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010 and early adoption will be permitted. The Company is currently evaluating the potential impact, if any, of the adoption of ASU 2009-13 on its consolidated financial statements.